Regulatory Announcement

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RECEIVED

2007 JUN -5 A 8:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:34 18-May-07
Number	9032W

SUPPL

Tesco PLC
18th May 2007

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 18 May 2007 it purchased from Merrill Lynch International 1,250,000 ordinary shares at an average price of 466.628482 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

07024052

PROCESSED
JUN 08 2007
THOMSON
FINANCIAL

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dlw 6/5

Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:30 18-May-07
Number	8865W

RNS Number:8865W
Tesco PLC
18 May 2007

18 May 2007

Tesco PLC

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Tesco PLC has today been notified that on 16 May 2007, the Directors as listed below, were appropriated shares at a price of 470.45p per share under the Free Shares element of the Company's Share Incentive Plan:

Director	No of Shares
P A Clarke	637
A T Higginson	637
T P Leahy	637
T J R Mason	637
D T Potts	637
R W P Brasher	637
L Neville-Rolfe	637

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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